Todd C. Johnson Executive Vice President, General Counsel and Corporate Secretary Telephone: 904.854.8547 Facsimile: 904.357.1005
June 19, 2008
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

Re:	Lender Processing Services, Inc. (the “Company”) Registration Statement on Form 10 (File No. 1-34005)
Ladies and Gentlemen:
     The Company hereby requests acceleration of the effectiveness of the Registration Statement on Form 10 (File No. 1-34005), as amended (the “Form 10”), to 12:00 p.m., Eastern time, on June 20, 2008, or as soon thereafter as possible. In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for the request are as follows: on June 16, 2008, the board of directors of Fidelity National Information Services, Inc. (“FIS”) took several actions in connection with the spin-off of the Company from FIS, including establishing the dividend ratio for the spin-off and setting a distribution date of July 1, 2008. Further, due to the size of FIS’s shareholder base, the Company expects that the process of printing and mailing the final information statement filed as Exhibit 99.1 to the Form 10 will take several days, which will require that the Company start the process immediately, and in any event, as soon as possible. In order to achieve the Company’s business objectives, therefore it is critical that the Form 10 be declared effective as requested herein. We greatly appreciate the Staff’s efforts to accommodate the Company’s timeline.
     The Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director
June 19, 2008
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Robert S. Rachofsky or Margarita A. Glinets of Dewey & LeBoeuf LLP at 212-259-8088 or 212-259-8448, respectively, as soon as the Form 10 has been declared effective.

Very truly yours,

LENDER PROCESSING SERVICES, INC.

By:	/s/ Todd C. Johnson

Name:	Todd C. Johnson
Title:	Executive Vice President, General
Counsel and Corporate Secretary